FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: May 5, 2016
Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Item 8.01  Other Events.

On May 5, 2016 the Company entered into a memorandum of understanding with Ultroid Marketing Development Corporation (“UMDC”) for a proposed definitive agreement to be signed within one hundred and twenty days in which the Company acquires one hundred percent interest in UMDC.  The contemplated definitive agreement proposes the Company to acquire UMDC for $40,000,000 in a combination of cash and DGJI common stock.

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits . The following exhibit is filed herewith.

Exhibit No.	Description

10.1	Memorandum of Understanding dated May 5, 2016

99.1	Press Release dated May 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

By:	/s/ Yat Man, Lai
Yat Man, Lai
Chief Executive Officer

Date: May 10, 2016